Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Sandy Spring Bank	Maryland
Sandy Spring Insurance Corporation*	Maryland
West Financial Services, Inc.*	Maryland
SSB Wealth Management, Inc.*(1)	Maryland
Olney Investments, Inc.*	Delaware

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*Direct subsidiary of Sandy Spring Bank

(1)  Does business under the name “Rembert Pendleton Jackson”.